AMENDED

October 21, 2005

Mr. Brad Skinner
Securities and Exchange Commission
450 5th Street NW
Mail Stop 3561
Washington, D.C. 20549

Re:   Artificial Life, Inc.
      Form 10-KSB for the year ended December 31, 2004
      Filed March 31, 2005
      Form 10-QSB for the quarter ended June 30, 2005
      Filed August 15, 2005
      File no. 0-25075
--------------------------------------------------------------------------------

Dear Mr. Skinner,

This letter provides responses to the comments contained in your letter of September 22, 2005, regarding the Company's form 10-KSB for the year ended December 31, 2004 and Form 10-QSB for the quarter ended June 30, 2005. These responses are numbered in accordance with the numbered comments contained in your letter.

Form 10-KSB for the fiscal year ended December 31, 2004
-------------------------------------------------------

Item 7. Financial Statements
----------------------------

Report of Independent Registered Public Accounting firm, page F-1
-----------------------------------------------------------------

1. GHP Horwath, P.C. ("GHP"), our Denver, Colorado, based audit firm, is a member of Horwath International, which is an international association of accounting firms comprised of approximately 110 member firms operating from 400 offices around the world. It is our understanding that GHP represents several companies having international operations. GHP serves as the Company's principal auditor and assumes responsibility for the work of Horwath Hong Kong CPA Limited ("HHK") in accordance with SAS No. 1, section
     543. Horwath Hong Kong CPA Limited ("HHK") is also a member of Horwath International. The audit fieldwork was performed by GHP and HHK in Hong Kong, with HHK working under the direction and supervision of GHP. Both GHP and HHK are registered with the Public Company Accounting Oversight Board ("PCAOB"). We concluded that it is appropriate for GHP to serve as our independent registered public accountant because of their relationship with HHK, their ability to function as principal auditor and their registration with the PCAOB.

     GHP's audit opinion on the Company's financial statements for 2004 is incorrectly dated March 4, 2004 due to a typographical error. The correct date is March 4, 2005.

Notes to Consolidated Financial Statements
------------------------------------------

Note 2. Summary of Significant Accounting Policies
--------------------------------------------------

Revenue Recognition, Concentration and Credit Risk, page F-7
------------------------------------------------------------

2. Revenues earned from our mobile products sold to end users via telecom operators/carriers are always recognized on net basis in accordance with EITF 99-19, as follows:

          a.   The Company is not the primary obligor in the arrangement

          b.   The amount the Company earns is fixed (per download rate)

          c. The telecommunications carrier and the Company both have credit risk

Future Company filings will contain additional disclosure to further clarify the Company's revenue recognition policies relating to entertainment products, games and technologies.

3. In 2004 revenues recorded under application services related to a minor contract with total revenue of approximately $16,000. The service contract was to provide a product license and programming services to a Dutch bank as a subcontractor to a Belgian service and consulting company. The bank requested the use of an interactive video-based intelligent agent application to guide visitors through their corporate website. The pilot project was a case study for the bank and lasted approximately 2 months. Our fees were to be settled in two installments as services were performed, 60% early on in the project and 40% upon the completion of the project. We expected to recognize the full amount of revenue in the first quarter of 2004. When the project was actually started in January 2004, the first part of revenue was recognized during the first quarter of 2004 as the services were performed. The second part of revenue was recognized in the second quarter of 2004 as the project was completed in June 2004.

4. Our products and services consist of: software licenses, custom project work and maintenance. Our software licensing revenues stem from mobile products and internet products. Revenue recognition for mobile products is described in item 2, above. Revenues for internet products are recognized upon successful delivery of the products to clients. This is consistent with the revenue recognition policy we have been following since we began shipping such products in 1999. Revenue recognition of custom project work as in item 3, above is based on the delivery schedules set forth in the agreements with the clients and is recognized according to the actual progress of the projects. Revenues generated from project maintenance are recognized per calendar quarter according to maintenance agreements. No maintenance revenues were recognized during 2004.

Note 3. Accounts Payable Restatement, page F-9
----------------------------------------------

5. The Company has not entered into any other revenue and purchase agreements with the same party.

Note 4. Related party transactions, page F-10
---------------------------------------------

6. EITF 98-5 and 00-27 apply to convertible securities with beneficial conversion features that must be settled in stock and to those that give the issuer a choice of settling the obligation in either stock or cash. The Company has notes payable to the Chief Executive Officer for advances he made to the Company to fund operations. These advances bear interest at 5%, are unsecured and are due with six months notice. Accordingly these advances do not fall within the scope of EITF 98-5 or 00-27. Through March 2004, it was intended that the advances would be converted into an interest-bearing term loan and, in part or total, could be converted into equity at a later date subject to the approval of the Company's stockholders.

     On April 19, 2004, the Company converted $1,000,000 of the notes payable to the Chief Executive Officer into 2,272,727 shares of common stock, representing a conversion rate of approximately $0.44 per share. Between April 19, 2004 and April 24, 2004, The Company issued 432,000 shares of common stock for net cash proceeds of $185,000, representing approximately $.43 per share. Management concluded that the fair value of the shares issued to the Chief Executive Officer on conversion of the advances, e.g., the amount at which the shares could be bought or sold in a current transaction between willing parties, should be determined by reference to the price per share that the Company was able to generate from share issuances for cash. Accordingly, management concluded that there was no beneficial conversion feature attributable to the conversion of the advances into common stock.

Note 6. Commitments and Contingencies
-------------------------------------

Contingencies, page F-12
------------------------

7. In the case against the former landlord Copley Place Associates, the Company received a summary judgment because the Company did not have legal representation at the time. We have accrued $100,000 as the Company offered $50,000 to settle the case, and Copley Place Associates counter-offered $100,000, thus we believe the maximum exposure to the Company is $100,000. The negotiations have been ongoing since 2001 and have not been formally concluded. However, the Company considers the collection risk as minimal as is evident from the fact that although the summary judgment was awarded in 2001, Copley Place Associates has not undertaken any legal action to enforce the judgment or collection.

     The summary judgment awarded by the Commonwealth of Massachussetts against the Company in connection with the claims by the Company's former employees is approximately $115,000. The Company has accrued $108,000 for the claims, and we believe that the difference of $8,000 is not material to the financial statements, thus we have not adjusted the prior accrual.

Item 8A, Controls and Procedures, page 26
-----------------------------------------

8. We concluded our evaluation of controls and procedures as of December 31, 2004 in accordance with Item 307 of Regulation S-B. There was a typographical error in our Form 10-KSB.

9. The Company does not consider the restatement as evidence of the existence of a material weakness in its controls and procedures because the incident, which resulted from the misplacement of very few documents (as reported in Form 10-QSB for the second quarter of 2004), was caused by a unique circumstance. The successive shut down of our two main offices in the USA (first Boston in May 2001, then New York in March 2002), the use of intermediate storage facilities, two necessary re-locations of all files within 12 months and the opening and final re-location to a new office in another country (Hong Kong in April 2002) and the corresponding shipping of all files and documents resulted in the misplacement of a few documents. We therefore consider the misplacement of the documents during transportation and double relocation as an isolated incident which would not have happened under normal circumstances and operations.

Form 10Q-SB for the Quarter Ended June 30, 2005
-----------------------------------------------

10. The agreement entered into with an Asian mobile telecommunications provider, was with Taiwan Mobile Co. Ltd. Under the agreement the Company provided an exclusive right to Taiwan Mobile to be the only mobile carrier in Taiwan to sell certain of the Company's 3G products for a six month period for the following consideration.

          a.   An exclusivity fee of approximately $32,000

          b.   A minimum guarantee fee of approximately $32,000

          c.   A marketing commitment of approximately $223,000

          d. A service premium fee of 80% of service premiums billed to consumers

          e.   50% of advertising income from in-game advertising

     The Company recorded the exclusivity fee of $32,000 during the three months ended June 30, 2005 in accordance with SOP 97-2, in that persuasive evidence of an arrangement exists, delivery has occurred as the Company provided the authorization codes to Taiwan Mobile, the fee is fixed and collectibilty is probable.

     The minimum guarantee fee guarantees the Company $32,000 of revenues during the exclusivity period. The Company is recording the guarantee fees ratably over six months, beginning in June 2005.

     Through June 30, 2005, the Company has not recorded any revenues or expense in connection with the marketing commitment. The Company is continuing to monitor and review Taiwan Mobile's compliance with this commitment and to evaluate the accounting treatment for this transaction.

     Through June 30, 2005, the Company has not recorded any revenue from the in-game advertising.

     The Company has not recorded any service premium fees through June 30, 2005.

Future Company filings will reflect additional disclosure and clarification of the Company's revenue recognition relating to the Taiwan Mobile agreement.

We acknowledge that:

|_| The company is responsible for the adequacy and accuracy of the disclosure in the filing;

|_| Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

|_| The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding the above responses should be directed to the undersigned at this telephone number (852) 3102 2800.

Very truly yours,



---------------------------
Eberhard Schoeneburg
CEO
Artificial Life, Inc.
Hong Kong